Exhibit 1


FPR Partners
199 Fremont Street
Suite 2500
San Francisco, CA 94105

March 29,2012

Mr. Gary E. Morin
Sealy Corporation
One Office Parkway
Trinity, NC 27370

Dear Gary:

We were disappointed and perplexed by the Sealy board's response to H Partners' letter dated March 11, 2012, which raised meaningful concerns regarding immense value destruction, lack of minority shareholder representation and excessive fees paid to one shareholder. Instead of discussing the substantive issues before the company, its board, and all shareholders, you instead chose to pick at secondary details of the letter.

We have been longtime shareholders of Sealy and expect KKR to uphold its responsibilities as the private equity sponsor of a public company with integrity. We believe strongly that all shareholders of a public company have a place in governing the company they own. A 46% ownership stake in a public company should lead to very different governance than 100% ownership of a private company. Rather than make no changes in the outdated and unsuccessful governance of Sealy, we urge you to bring other qualified shareholders onto the board who can help select and support the new CEO and remaining members of the management team.

As large shareholders of Sealy, we seek to work with all stakeholders to maximize the full potential of this fine franchise.

Sincerely,

FPR Partners